SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

COLLABRIUM JAPAN ACQUISITION CORPORATION

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Ordinary Shares, no par value

(Title of Class of Securities)

G2266G102

(CUSIP Number of Class of Securities)

Koji Fusa, Chief Executive Officer

c/o Collabrium Advisors LLP

16 Old Bond Street

London W1S 4PS

44-20-7408-4710

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$14,168,684.42	$1,824.93***

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This calculation assumes the purchase of a total of 1,346,041 ordinary shares of Collabrium Japan Acquisition Corporation, no par value, at the tender offer price of $10.52619 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Exchange Act, equals $128.80 per million dollars of the transaction valuation.

***	Previously paid.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,824.93

Filing Party: Collabrium Japan Acquisition Corporation

Form or Registration No.: Schedule TO

Date Filed: July 23, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

SCHEDULE TO

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on July 23, 2014, as amended and supplemented on August 8, 2014 and August 14, 2014 (as amended, the “Schedule TO”), by Collabrium Japan Acquisition Corporation, a British Virgin Islands business company with limited liability (“Collabrium” or the “Company”), in connection with the Company’s offer to purchase for cash up to 1,346,041 of its ordinary shares, no par value (“Ordinary Shares”), at a price of $10.52619 per share, net to the seller in cash, without interest, for an aggregate purchase price of up to $14,168,684.42. The Company’s offer is being made upon the terms and subject to certain conditions set forth in the Offer to Purchase dated July 23, 2014 (the “Offer to Purchase”) previously filed as Exhibit (a)(1)(A) to the Schedule TO, as amended and supplemented on August 8, 2014 and August 14, 2014, and in the related Letter of Transmittal (the “Letter of Transmittal”) previously filed as Exhibit (a)(1)(B) to the Schedule TO, which, as amended or supplemented from time to time, together constitute the offer (the “Offer”).

This is the final amendment to the Schedule TO and is being filed to report the results of the Offer. This Schedule TO, as supplemented and amended by this Amendment No. 3, is intended to satisfy the reporting requirements of Rule 13e-4(c) under the Securities Exchange Act of 1934, as amended. Only those items reported in this Amendment No. 3 are amended or supplemented. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the related Letter of Transmittal, each as amended and supplemented, remains unchanged. This Amendment No. 3 should be read in conjunction with the Schedule TO, the Offer to Purchase and the related Letter of Transmittal, each as amended and supplemented.

Capitalized terms used and not defined herein have the meanings assigned to such terms in the Offer to Purchase, as amended and supplemented.

Items 1 to 9 and 11.

The information set forth under these Items of the Schedule TO is hereby supplemented by adding the following:

The Offer expired at 11:00 a.m., New York City time, on Friday, August 22, 2014. Based upon information provided by Continental Stock Transfer & Trust Company, the depositary for the Offer, as of the Expiration Date, a total of 979,633 Ordinary Shares were validly tendered and not properly withdrawn. All such Ordinary Shares were accepted for purchase. Accordingly, the Company will purchase all such Ordinary Shares at the purchase price of $10.52619 per Ordinary Share, for a total purchase price of $10,311,803.09, excluding fees and expenses related to the Offer. Such Ordinary Shares represent 26% of the Company’s issued and outstanding Ordinary Shares as of August 22, 2014. Payment for Ordinary Shares accepted for purchase will be made promptly.

On August 22, 2014, the Company issued a press release announcing the final results of the Offer, as set forth above. A copy of the press release is filed as Exhibit (a)(5)(B) to the Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

The list of exhibits is hereby amended by adding the following:

Exhibit No.	Description

(a)(5)(B)*	Press Release dated August 22, 2014.

*      Filed herewith.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COLLABRIUM JAPAN ACQUISITION CORPORATION

By:	/s/ Koji Fusa
Koji Fusa
Chief Executive Officer

Date:	August 22, 2014

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INDEX TO EXHIBITS

Exhibit No.	Description

(a)(5)(B)*	Press Release dated August 22, 2014.

*      Filed herewith.

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